SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curacao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

SAPIENS REPORTS STRONG Q4 2008 PERFORMANCE WITH
INCREASED NET INCOME AND SALES GROWTH

■ Q4/2008 Net Income of $1 million or $0.05 per share
■ Q4/2008 Revenues up 8% to $11.0 million
■ Full Year 2008 Operating Income quadruples to $3.4 million (on a non-GAAP basis)
■ Mr. Roni Al-Dor, CEO: "We are proud of the vote of confidence by our existing and new customers, worldwide, in Sapiens and its evolving value proposition"

Cary, N.C. – March 4, 2009 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of innovative business solutions that modernize business processes and enable insurance organizations to adapt quickly to change, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the fourth quarter and full year ended December 31, 2008.

Highlights for Q4 2008

—	Net income totaled $1.0 million, a second consecutive quarter of net income, compared to a $1.1 million loss in the fourth quarter of 2007, a significant turnaround.

—	This is the ninth consecutive quarter of operating profit, which amounted to $1.0 million (on a non- GAAP basis), an increase of 160% compared to $386,000 (on a non -GAAP basis) in the fourth quarter of 2007.

—	Revenue in the fourth quarter of 2008 reached $11 million, an increase of 8% compared to $10.2 million in the fourth quarter of 2007.

Highlights for the Full Year 2008

—	Operating income quadruples to $3.4 million (on a non-GAAP basis), an increase of 317% compared to $809,000 (on a non-GAAP basis) in 2007.

—	Revenues increased by 3% to $43.6 million, up from $42.4 million in 2007.

—	Net income totaled $549,000 (on a non-GAAP basis), or $0.03 per share, compared to a loss of $2.5 million (on a non-GAAP basis) in 2007, or $0.14 per share.

—	Operational cash flow for the year amounted to $9 million.

—	Total shareholders equity of $21.7 million in December 2008 which represents 48% of the total balance sheet compared to $3.9 million shareholders equity in December 2006 which then represented 8.6% of the total balance sheet, a significant improvement from the time the company started its turnaround plan.

Roni Al-Dor, President and CEO of Sapiens International Corporation, commented, “I am pleased to report a good year for Sapiens with increased revenues and profitability. These positive results validate our strategy and the investments made in improving our product offering.

The net profit of $1 million in our fourth quarter, which is the best we have presented for a long time, was achieved due to constant improvements made in our product offering as well as the tight control over our costs and increased interest income due to the devaluation of the New Israel Shekel vs. the U.S.Dollar in the fourth quarter. Despite the economic climate, we see a growing potential for Sapiens’ products in the IT-industry, especially in the insurance market in Israel and worldwide. We will continue to closely monitor the economic climate while maintaining focus on our long-term goals,” concluded Mr. Al-Dor.

Continued focus on enhancing global operations and core technological advantage.

Mr. Al Dor continued: “During the year 2008, we improved the company performance in several aspects.” Mr. Al-Dor continued, “Our regional operations around the globe improved their respective profits, and our product offering improved significantly as well, in response to further development based on customer and market input. We initiated a plan to bring past customers back to Sapiens through our consistent improvement of the business-critical eMerge platform, and streamlined worldwide operations and sales with a reinforced management team in place.

In the insurance market, the company improved its product offering and won deals for its Insight products offering mainly for Re-insurance, Life and Pension, Closed books and general insurance and expects to close additional such deals in the near future.

The growing demand for Sapiens’consistently evolving solutions signifies customers’ recognition of the inherent value to their operations, and attests to the association of our solutions with these organizations maintaining their competitive edge and cost savings. Especially in these times of global financial challenges, Sapiens’s ability to offer cost-efficient solutions that meet the dynamic business needs of its customers is at the base of customers choosing Sapiens over competing solutions,” Mr. Al-Dor concluded.

In December 2008, Sapiens announced the payment of the third installment of its Series “A” Debentures, amounting to NIS14.9 million (approximately $3.7 million), of which approximately NIS13.9 million (approximately $3.5 million) against the principal amount and approximately NIS1 million (approximately $248,000) against payment of the half year interest. It should be noted that since the $20 million capital issuance by Sapiens during 2007, the company has repurchased NIS19 million worth of its Series “A” Debentures from institutional investors.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the year ended
U.S GAAP basis	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	11,007	10,176	43,534	42,395

Operating profit	774	301	2,485	797

Net income (loss)	1,007	(1,136)	(344)	(2,544)

Basic earnings (loss) per share	0.05	(0.05)	(0.02)	(0.14)

Diluted earnings (loss) per share	0.05	(0.05)	(0.02)	(0.14)

NonGAAP
Revenues	11,007	10,176	43,534	42,395

Operating profit	1,030	386	3,378	809

Net income (loss)	1,263	(1,051)	549	(2,532)

Basic earnings (loss) per share	0.06	(0.05)	0.03	(0.14)

Diluted earnings (loss) per share	0.06	(0.05)	0.03	(0.14)

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens’ management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens’ results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	12/31/2008	12/31/2007
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$7,938	$13,125
Trade receivables, net	6,860	7,549
Other current assets	2,565	1,881

Total current assets	17,363	22,555

Property and equipment, net	1,055	1,219
Other assets, net	26,759	28,758

Total assets	$45,177	$52,532

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$5,745	$9,456

Trade payables	1,500	1,088
Other liabilities and accrued expenses	9,716	8,375
Deferred revenue	4,908	4,203

Total current liabilities	21,869	23,122

Long-term debt and other long-term liabilities	1,565	1,132
Convertible debentures	-	6,428
Shareholders' equity	21,743	21,850

Total liabilities and shareholders' equity	$45,177	$52,532

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share amounts)

	For the three months ended		For the year ended
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$11,007	$10,176	$43,534	$42,395

Cost of revenues	$7,010	$5,085	$26,457	$25,583

Gross Profit	3,997	5,091	17,077	16,812

Operating expenses
Research and development, net	$1,352	$1,823	$3,884	$3,502
Selling, marketing, general and administrative	$1,871	$2,967	$10,708	$12,513

Operating Profit	774	301	2,485	797

Financial (income) expenses, net	$(530)	$1,167	$2,236	$2,798
Other expenses, net (a)	$297	$270	$593	$543

Net Income (Loss)	$1,007	$(1,136)	$(344)	$(2,544)

Earnings (loss) per share
Basic	$0.05	$(0.05)	$(0.02)	$(0.14)

Diluted	$0.05	$(0.05)	$(0.02)	$(0.14)

Weighted average number of shares used
to computation of earnings (loss) per
share

Basic	21,577	21,550	21,550	18,218

Diluted	21,600	21,550	21,550	18,218

Note a: Includes taxes, equity losses and minority interest.

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except share and per share amounts)

	For the three months ended		For the year ended
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating profit	774	301	2,485	797
Amortization of intangibles	989	(92)	4,224	3,035
Capitalization of software development	(783)	154	(3,496)	(3,133)
Stock-based compensation	50	23	165	110

Total adjustments to GAAP	256	85	893	12

Non-GAAP operating profit	1,030	386	3,378	809

GAAP net income (loss)	1,007	(1,136)	(344)	(2,544)
Total adjustments to GAAP as above	256	85	893	12

Non-GAAP net income (loss)	1,263	(1,051)	549	(2,532)

Non-GAAP basic earnings (loss) per share	0.06	(0.05)	0.03	(0.14)

Non-GAAP diluted earnings (loss) per share	0.06	(0.05)	0.03	(0.14)

Weighted average number of ordinary shares used in
computing basic net earnings (loss) per ordinary share	21,577	21,550	21,550	18,218

Weighted average number of ordinary shares used in
computing basic net earnings (loss) per ordinary share	21,600	21,550	21,550	18,218

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer